Exhibit 99.1

Akanda Partners with Cookies to Bring the Iconic Cannabis Brand and High THC Strains to European Consumers for the First Time

Exclusive licensing agreement enables Akanda to cultivate, manufacture and sell Cookies branded products in Portugal, including operating Cookies branded pharmacy outlets

London, September 13, 2022: International medical cannabis platform company Akanda Corp. ("Akanda" or the “Company”) (NASDAQ: AKAN) today announced an exclusive license agreement with iconic international cannabis lifestyle brand Cookies. The multi-year agreement enables Akanda to pursue the current medical and future adult-use opportunities in Europe with arguably one of the best-known cannabis brands and highest quality genetics in the world.

Under the terms of the license agreement, Akanda gains the ability to cultivate, manufacture and distribute Cookies strains, and the rights to sell Cookies branded products, including non-cannabis merchandise, in Portugal. Akanda intends to initially produce EU GMP certified Cookies branded high THC medical cannabis products at its flagship indoor premium cultivation and manufacturing facility in Sintra, Portugal. Additionally, Akanda is able to exclusively open and operate flagship Cookies branded pharmacy outlets throughout the country.

Brainchild of rapper and entrepreneur Berner (Gilbert Milam), who was recently featured on the cover of Forbes, Cookies currently has over 53 retail locations spanning five total countries including 12 states in the U.S., selling lifestyle apparel as well as recreational and medicinal cannabis products as regulations allow.

“Adding the iconic Cookies brand and their high THC strains to Akanda’s platform is an important catalyst in our quest to lead the cannabis industry in Europe. Cookies premium genetics are an essential pillar to have in our portfolio as these markets begin to open up. We can’t wait to introduce the brand to consumers in Portugal, and strains to patients throughout Europe,” commented Akanda’s CEO Tej Virk.

“The fact that Portugal decriminalized drugs back in the early 2000’s and people in the U.S. are still being locked up for cannabis 20 years later, shows the world, especially the U.S., that we can learn a lot from their forward thinking. The partners we chose in Portugal have one of the most advanced facilities I’ve seen and will be producing some of the best cannabis in the world. It’s partnerships like this that keep me excited about the growth and expansion of Cookies worldwide,” said Berner, Co-Founder and CEO of Cookies.

“The Cookies license agreement is enabled by our May 2022 acquisition of Portugal-based Holigen, which makes Akanda a cultivator, manufacturer and distributor of EU GMP certified medical cannabis with a state-of-the-art 20,000 square foot indoor cultivation site in Sintra dedicated to the cultivation of high THC premium cannabis as well as a large seven million square foot (180+ acres) outdoor facility located two hours south in Aljustrel,” Virk continued. “It is further evidence that Akanda has secured one of the most prized cannabis assets in Europe. With brands and strains like Cookies, I’ve never been more confident about Akanda’s promising future.”

About Cookies

Cookies, founded in 2010 by Billboard-charting rapper and entrepreneur Berner and Bay Area breeder and cultivator Jai, is the most globally recognized cannabis company in the world. Cookies values the power of the plant and focuses on creating game-changing genetics. The company offers a collection of over 70 proprietary cannabis cultivars and more than 2,000 products. Cookies also actively works to enrich communities disproportionately impacted by the War on Drugs through advocacy and social equity initiatives. Headquartered in San Francisco, the company opened its first retail store in 2018 in Los Angeles, and has since expanded to over 50 retail locations in 17 markets across 5 countries. Cookies was named one of America’s Hottest Brands of 2021 by AdAge; the first cannabis brand to ever receive this accolade. To learn more about Cookies, visit cookies.co, and to learn more about Cookies CBD, visit shop.cookies.co/.

Martha N. Marshall

Grasslands: A Journalism-Minded Agency

martha@mygrasslands.com

(703)474-1420

About Akanda Corp.

Akanda is an international medical cannabis and wellness platform company seeking to help people lead better lives through improved access to high quality and affordable products. Akanda’s portfolio includes Bophelo Bioscience & Wellness, a GACP qualified cultivation campus in the Kingdom of Lesotho in Southern Africa; Holigen, a Portugal-based cultivator, manufacturer and distributor with a prized EU GMP certified indoor grow facility; and CanMart, a UK-based fully licensed pharmaceutical importer and distributor which supplies pharmacies and clinics within the UK. The Company’s seed-to-patient supply chain also includes partnerships with Cellen Life Sciences’ Leva Clinic, one of the first fully digital pain clinics in the UK, and Cantourage, which operates a platform for bringing medical cannabis to Europe.

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Investor Contact

Matt Chesler, CFA

FNK IR

ir@akandacorp.com

Media Contact

Imogen Saunders

Irvine Partners

imogen@irvinepartners.co.uk

Cautionary Note Regarding Forward-Looking Information and Statements

This press release contains certain "forward-looking information" within the meaning of applicable Canadian securities legislation and may also contain statements that may constitute "forward-looking statements" within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking information and forward-looking statements are not representative of historical facts or information or current condition, but instead represent only Akanda's beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of Akanda's control. Generally, such forward-looking information or forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or may contain statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "will continue", "will occur" or "will be achieved". Forward-looking information may relate to anticipated events or results including, but not limited to business strategy, product development and sales and growth plans. The forward-looking information and forward-looking statements contained in this press release are made as of the date of this press release, and Akanda does not undertake to update any forward-looking information and/or forward-looking statements that are contained or referenced herein, except in accordance with applicable securities laws.

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